Exhibit (a)(5)(B)

THE CHARLES SCHWAB CORPORATION

NEWS RELEASE

Contacts:

MEDIA:	INVESTORS/ANALYSTS:
Greg Gable	Rich Fowler
Charles Schwab	Charles Schwab
Phone: 415-636-5847	Phone: 415-636-9869

SCHWAB ANNOUNCES FINAL RESULTS OF TENDER OFFER

SAN FRANCISCO, August 6, 2007 — The Charles Schwab Corporation announced today the final results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time, on Tuesday, July 31, 2007. Schwab has accepted for purchase 84 million shares of its common stock at a price of $20.50 per share, totaling $1.7 billion. The final proration factor for the offer is 90.5%. The depositary will promptly pay for the shares accepted for purchase and will promptly return the shares it does not accept for purchase to the tendering stockholders at the company’s expense.

Under a previously disclosed Stock Purchase Agreement with Charles R. Schwab, the company’s Chairman and Chief Executive Officer and its largest stockholder, and certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own, the company also agreed to purchase 18 million shares at a price of $20.50 per share for a total of $369 million. Mr. Schwab will maintain the same beneficial ownership interest in the company’s outstanding common stock that he currently has.

After the completion of the tender offer and the purchase of shares under the Stock Purchase Agreement, the company will have purchased a total of 102 million shares for $2.1 billion. These shares represent about 8% of the company’s common shares outstanding.

The company has $446 million remaining under an existing Board stock repurchase authorization. SEC rules prohibit the Company from purchasing any shares, other than in the tender offer, for at least ten business days after the expiration of the tender offer.

Shareholders and investors who have questions or need information about the tender offer may contact D.F. King & Co., Inc. at 1-800-659-6590.

About Charles Schwab

The Charles Schwab Corporation (Nasdaq: SCHW) is a leading provider of financial services, with more than 300 offices and 6.9 million client brokerage accounts, 1.1 million corporate retirement plan participants, 177,000 banking accounts, and $1.4 trillion in client assets. Through its operating subsidiaries, the company provides a full range of securities brokerage, banking, money management and financial advisory services to individual investors and independent investment advisors. Its broker-dealer subsidiary, Charles Schwab & Co., Inc. (member SIPC, http://www.sipc.org), and affiliates offer a complete range of investment services and products including an extensive selection of mutual funds; financial planning and investment advice; retirement plan and equity compensation plan services; referrals to independent fee-based investment advisors; and custodial, operational and trading support for independent, fee-based investment advisors through its Schwab Institutional division. The Charles Schwab Bank, N.A. (member FDIC) provides banking and mortgage services and products. CyberTrader(R), Inc. (member SIPC, http://www.sipc.org) is an electronic trading technology and brokerage firm providing services to highly active, online traders. More information is available at http://www.schwab.com.

###